Via Facsimile and U.S. Mail
Mail Stop 6010

June 12, 2007

Douglas S. Prince
Executive Vice-President Finance and
Chief Financial Officer
MDS, Inc.
2700 Matheson Blvd., East
Suite 300, West Tower
Mississauga, Ontario
L4W 4V9 Canada

   Re: **MDS, Inc.**
       Form 40-F for Fiscal Year Ended October 31, 2006
       Filed January 26, 2007
       File No. 001-15016

Dear Mr. Prince:

   We have completed our review of your Form 40-F and have no further comments at this time.

         Sincerely,

         Jim B. Rosenberg
         Senior Assistant Chief
         Accountant